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                           March 17, 2023

       Dania Echemendia
       President
       USA Opportunity Income One, Inc.
       404 Ave Constitucion # 208
       San Juan, Puerto Rico 00901

                                                        Re: USA Opportunity
Income One, Inc.
                                                            Post-Effective
Amendment 1 to Offering Statement on Form 1-A
                                                            Filed March 9, 2023
                                                            File No. 024-11699

       Dear Dania Echemendia:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya
Aldave at 202-551-3601 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Laura Anthony, Esq.